BBA Aviation plc

London W1K 6TL www.bbaaviation.com
UK

RECEIVED

2008 JUL 29 A 11:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
USA

BBA Aviation

[redacted]

SUPPL

22 July 2008

08004015

Dear Sirs

BBA Aviation plc – Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i) copies of the following documents required to be furnished and which are not published on the Company's website:

Documents filed with Companies House

	Date of Filing	Document Type	Description
1	14 July 2008	Form 288c	Change of Particulars for Director
2	27 May 2008	Form 363a	Annual Return

Yours faithfully

Alice Hammond
Assistant Company Secretary

PROCESSED
JUL 31 2008
THOMSON REUTERS

Enclosure

dlw 7/30

2000

RECEIVED

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

2008 JUL 29 A 11:29

Company Number: 53688

Company Name in full: BBA AVIATION PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 14 07 2008

Name * Style / Title: MR * Honours etc:

Forename(s): SIMON CHARLES CONRAD

Surname: PRYCE

† Date of Birth (Day Month Year): 08 12 1961

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

HACKERS HOUSE, JUNCTION ROAD, CHURCHILL

Post town: NR CHIPPING NORTON

County / Region: OXFORDSHIRE Postcode: OX7 6NW

Country:

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 14 July 2008

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs A Hammond, BBA Aviation plc, 20 Balderton Street, London W1K 6TL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

Bulk. 112676/30

363a

RE-FILING

RECEIVED

2008 JUL 29 A 11:20

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 53688

Company Name in full BBA AVIATION PLC

Date of this return

The information in this return is made up

Day	Month	Year
0 2	0 5	2 0 0 8

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

7th Floor, 20 Balderton Street

Any change of registered office must be notified on form 287.

Post town London

County / Region

UK Postcode W1K 6TL

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

3663

If the code number cannot be determined, give a brief description of principal activity.

WEDNESDAY

A09 *A53C7034* 28/05/2008 COMPANIES HOUSE 199

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars, Northern House, Woodsome Park

Post town: Fenay Bridge

County / Region: Huddersfield — UK Postcode: HD8 0LA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Capita Registrars, Northern House, Woodsome Park

Post town: Fenay Bridge

County / Region: Huddersfield — UK Postcode: HD8 0LA

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: MRS

Forename(s): SARAH MARGARET FOULKES

Surname: SHAW

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address: 26 Hamilton Road

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region: — UK Postcode: W5 2EH

Country: United Kingdom

BLUEPRINT 2000

Please list directors in alphabetical order.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	MR
Date of birth (Day Month Year)	02 01 1945
Forename(s)	JOHN MICHAEL
Surname	HARPER
Address	BARLEY END, STOCKS ROAD, ALDBURY
Post town	TRING
County / Region	HERTFORDSHIRE
UK Postcode	HP23 5RZ
Country	ENGLAND
Nationality	BRITISH
Business occupation	COMPANY DIRECTOR & ENGINEER

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	MR
Date of birth (Day Month Year)	05 05 1956
Forename(s)	MARK JEREMY
Surname	HARPER
Address	2 Orchard View, Tithe Lane, Clifton
Post town	Banbury
County / Region	Oxfordshire
UK Postcode	OX15 0PU
Country	
Nationality	BRITISH
Business occupation	COMPANY DIRECTOR

BLUEPRINT 2000

Please list directors in alphabetical order.

Name * Style / Title: MR

Date of birth (Day Month Year): 0 6 | 0 2 | 1 9 4 8

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Forename(s): NICHOLAS CHARLES EDWARD

Surname: LAND

Address: c/o BBA Aviation plc, 20 Balderton Street

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: W1K 6TL

Country:

Nationality: BRITISH

Business occupation: CHARTERED ACCOUNTANT

* Voluntary details.

Name * Style / Title: MR

Date of birth (Day Month Year): 0 8 | 1 2 | 1 9 6 1

Directors In the case of a director that is a corporate or a Scottish firm, the name is the (. .)porate or firm name.

Forename(s): SIMON CHARLES CONRAD

Surname: PRYCE

Address: GREY WALLS, COTHILL ROAD, COTHILL

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: ABINGDON

County / Region: OXFORDSHIRE

UK Postcode: OX13 6QQ

Country:

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

BLUEPRINT 2000

Please list directors in alphabetical order.

Name * Style / Title: MR

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 14 Month 10 Year 1938

Forename(s): DAVID JOHN SEYMOUR

Surname: ROQUES

Address: HIGH DOWN, COKES LANE, CHALFONT ST. GILES

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region: BUCKINGHAMSHIRE UK Postcode: HP8 4TQ

Country: ENGLAND **Nationality**: BRITISH

Business occupation: CHARTERED ACCOUNTANT

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporate or a Scottish firm, the name is the (rporate or firm name.

Date of birth: Day 11 Month 12 Year 1947

Forename(s): HANSEL

Surname: TOOKES

Address: 471 Savoie Drive, Palm Beach Gardens, Florida 33410

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region: UK Postcode:

Country: U.S.A. **Nationality**: American

Business occupation: Retired

BLUEPRINT 2000

Please list directors in alphabetical order.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	MR
Date of birth (Day Month Year)	27 07 1955
Forename(s)	BRUCE
Surname	VAN ALLEN

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	32245 Equestrian Trail
Post town	Sorrento
County / Region	Florida
UK Postcode	FL 32776
Country	U.S.A.
Nationality	AMERICAN
Business occupation	COMPANY DIRECTOR

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the rporate or firm name.

* Style / Title	MR
Date of birth (Day Month Year)	24 06 1951
Forename(s)	ANDREW RICHARD
Surname	WOOD

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	"LANE END", BANK
Post town	LYNDHURST
County / Region	HAMPSHIRE
UK Postcode	SO43 7FD
Country	
Nationality	BRITISH
Business occupation	GROUP FINANCE DIRECTOR

Issued share capital

Enter details of all the shares in issue at the date of this return.	Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
	ORDINARY 29 16/21 p	412, 452, 859	£122, 753, 827.08
	5% PREFERENCE OF £1 EACH	199, 332	£ 199, 332.00
	Totals	412, 652, 191	£122, 953, 159.08

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 27/05/2008

† Please delete as appropriate.

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets.

(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

G. TRIPP ~~Mrs A Hammond~~, BBA Aviation plc, 20 Balderton Street,
London W1K 6TL

Tel

DX number DX exchange

END

BLUEPRINT 2000